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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52266

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: COGENT ALTERNATIVE STRATEGIES, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

121 VIA FLORENZA
(No. and Street)

PALM BEACH GARDENS	FL	33418
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GLEN BEIGEL 516-509-6538
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berkower LLC
(Name – *if individual, state last, first, middle name*)

517 Route One South, Suite 4103	Iselin	NJ	08830
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, GLEN BEIGEL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of COGENT ALTERNATIVE STRATEGIES, INC, as of DECEMBER 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LORI B. MORTON
Notary Public – State of Florida
Commission # GG '96507
My Comm. Expires Oct 3', 2019
Bonded through National Notary Assn.

Signature

PRESIDENT
Title

SEC Mail Processing
FEB 26 2019
Washington, DC

Lori B. Morton
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COGENT ALTERNATIVE STRATEGIES, INC.
FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2018

COGENT ALTERNATIVE STRATEGIES, INC.
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2018

TABLE OF CONTENTS

SECTION I
REPORT PURSUANT TO RULE 17(a)-5(d)
OF THE SECURITIES AND EXCHANGE COMMISSION

berkower
Certified Public Accountants & Advisors

517 Route One, Suite 4103
Iselin, NJ 08830

(732) 781-2712
berkower.io

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Cogent Alternative Strategies, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition Cogent Alternative Strategies, Inc. (the "Company") as of December 31, 2018 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2018.

Berkower LLC

Berkower LLC

Iselin, New Jersey
February 22, 2019

COGENT ALTERNATIVE STRATEGIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS	
Cash and cash equivalents	$ 556,864
Accounts receivable	2,756,918
Prepaid expenses	2,220
Total assets	$ 3,316,002
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities:	
Accounts payable and accrued expenses	$ 542,538
Commitments and Contingencies	
Stockholder's equity	
Common stock, .01 par value, 1,000 shares authorized, issued and outstanding	10
Additional paid-in capital	76,990
Retained earnings	2,696,464
Total stockholder's equity	2,773,464
Total liabilities and stockholder's equity	$ 3,316,002

The accompanying notes are an integral part of this statement.

Note 1 - ORGANIZATION AND NATURE OF BUSINESS

Cogent Alternative Strategies, Inc. (the "Company") began doing business in July 2000 as a broker-dealer registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority ("FINRA"). The principal source the Company's income is generated from the private placement of securities. In this capacity, the Company places assets with investment managers for its qualified individual and institutional customers. In addition, the Company acts as an agent for secondary private placements and other similar transactions.

Note 2 - SIGNIFICANT ACCOUNTING POLICIES

The Company maintains its books and records on an accrual basis in accordance with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

The Company's financial instruments that are potentially exposed to concentrations of credit risk consist primarily of cash and cash equivalents. The Company places its cash with quality financial institutions. At times, cash balances may be in excess of balances insured by the Federal Deposit Insurance Corporation ("FDIC").

Note 3 - CASH IN BANK

Funds deposited with a single bank are insured up to $250,000 in the aggregate by the FDIC. The Company considers all highly liquid instruments purchased with a maturity date of three months or less when purchased to be cash equivalents.

Note 4 - PROVISION FOR INCOME TAXES

The Company has elected to be treated as an "S" Corporation under the provisions of the Internal Revenue Code. Under the provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the stockholder is liable for individual income taxes on his respective share of the Company's taxable income. The Company prepares its income tax returns on the cash basis.

The Financial Accounting Standards Board ("FASB") provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Corporation's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to be the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. The tax years that remain subject to examination are 2015, 2016, 2017 and 2018. For the year ended December 31, 2018 management has determined that there are no material uncertain income tax positions.

COGENT ALTERNATIVE STRATEGIES, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2018

Note 5 - RULE 15C-3-3

The Company is exempt from the provisions of Rule 15c-3-3 under paragraph (k)(2)(i) in that the Company carries no customer accounts.

Note 6 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission's Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had Net Capital of $198,694, which was in excess of the minimum requirement of $36,169 by $162,524. The Company's net capital ratio was 273%.

Note 7 - LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

As of December 31, 2018, the Company had not entered into any subordinated loan agreements.

Note 8 - CUSTOMER CONCENTRATION

The Company had one customer that represented 100% of total revenue for the year ended December 31, 2018. The customer represented 100% of accounts receivable at December 31, 2018.

Note 9 - PROFIT SHARING PLAN

The Company adopted a Profit Sharing Plan during 2016. The Company incurred an expense for employer contributions of $16,500 during the year ended December 31, 2018 which was included in Retirement Plan Expense on the accompanying Statement of Income.

Note 10 - DEFINED BENEFIT PLAN

The Company instituted a defined benefit pension plan ("the Plan") covering the shareholder. The initial actuarial valuation of the plan was as of January 1, 2016 and the most recent actuarial valuation was performed in December 31, 2018. The assets supporting the Plan are held in a separate investment fund and are valued at fair value. A fiscal year end is used as the measurement date for the plan.

The following tables set forth the changes in the benefit obligations and the plan assets, the funded status of the plan at December 31, 2018.

Change in Benefit Obligation		
Benefit Obligation, beginning of year	$	483,775
Service cost		249,120
Interest cost		16,932
Benefits paid		-
Actuarial (gain)/loss		(2,467)
Benefit obligation, end of year	$	747,360
Change in Plan Assets		
Fair value of plan assets, beginning of year	$	305,721
Actual return on plan assets		(23,163)
Company Contributions		198,000
Benefits paid		-
Fair value of plan assets, end of year	$	480,558
Amounts Recognized in the Statement of Financial Position		
Noncurrent Assets	$	-
Current Liabilities		-
Noncurrent Liabilities		266,802
Net amount recognized in Statement of Financial Position	$	266,802

Note 10 - DEFINED BENEFIT PLAN (Continued)

Net Periodic Benefit Cost	
Service cost	$ 249,120
Interest cost	16,932
Expected return on assets	(24,752)
Settlement Recognition	-
Recognized Prior Service Cost	26,666
Recognized Actuarial (gain)/loss	-
Recognized Intitial Obligation/(Asset)	-
Net Periodic Benefit Cost	$ 267,966

Discount rate used to determine benefit obligation	4%
Discount rate used to determine net benefit cost	4%
Compensation increase	0%
Expected rate of return	5%

Note 11 - Revenue Recognition

Revenues and expenses related to financial advisory activities are recorded on an accrual basis when earned and incurred, respectively. Revenue is deemed to be earned when the Company typically has no further obligation after all committed investor funds have been collected, all documents are properly executed, and title to the assets or stock is transferred.

Note 12 - Revenue Recognition - ASC 606

During May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, "Revenue from Contracts with Customers (Topic 606)." ASU No. 2014-09 establishes principles for recognizing revenue upon the transfer of promised goods or services to customers, in an amount that reflects the expected consideration received in exchange for those goods or services. During 2015 and 2016, the FASB also issued ASU No. 2015-14, which defers the effective date of ASU No. 2014-09; ASU No. 2016-08, "Principal versus Agent Considerations (Reporting Revenue Gross versus Net), which clarifies the implementation guidance on principal versus agent considerations in Topic 606; ASU No. 2016-10, "Identifying Performance Obligations and Licensing", which clarifies the identification of performance obligations and the licensing implementation guidance; ASU No. 2016-12, "Narrow-Scope Improvements and Practical Expedients" and ASU No. 2016-20, "Technical Corrections and Improvements to Topic 606", which both affect narrow aspects of Topic 606. Topic 606 (as amended) is effective for fiscal years, and interim periods within those years, beginning after December 15, 2017. The company may elect to apply the guidance earlier, but no earlier than fiscal years beginning after December 15, 2016. The amendments may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of initial application. The Company has assessed the effect that Topic 606 (as amended) will have on its results of operations, financial position and cash flows and has determined that all revenues have been full earned as of December 31, 2018. This assessment has considered transaction closings, along with the Company's performance obligations on engagements for which there has yet to be a closing.

Note 13 - Lease Accounting - ASU 842

In connection with new FASB standard 842 regarding leases, which takes effect as of the first day of the fiscal year after 12/15/2019, management has evaluated the financial impact the standards will have on the Company's financial statements using a modified retrospective transition approach. As of January 1, 2019, the Company does not maintain any leases in excess of a one year term. As such, the Company does not have an obligation to record a right to use asset or an offsetting lease obligation. There will be no impact to the Company's net capital.

Note 14 - COMMITMENTS AND CONTINGENT LIABILITIES

The Company had no underwriting commitments, no contingent liabilities and had not been named as a defendant in any lawsuit at December 31, 2018 or during the year then ended.

Note 15 - SUBSEQUENT EVENTS

Events have been evaluated through the date that these financial statements were available to be issued and no further information is required to be disclosed.

COGENT ALTERNATIVE STRATEGIES, INC.
SCHEDULE OF SIPC ASSESSMENTS AND PAYMENTS

FOR THE YEAR ENDED DECEMBER 31, 2018

COGENT ALTERNATIVE STRATEGIES, INC.
FOR THE YEAR ENDED DECEMBER 31, 2018

TABLE OF CONTENTS

See Independent Accountants' Report on Applying Agreed Upon Procedures to Entity's SIPC Assessment Reconciliations

berkower
Certified Public Accountants & Advisors

517 Route One, Suite 4103
Iselin, NJ 08830

(732) 781-2712
berkower.io

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES

To the Stockholder of
Cogent Alternative Strategies, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below, and were agreed to by Cogent Alternative Strategies, Inc. (the "Company") and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation ("Form SIPC-7") for the year ended December 31, 2018. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018, with the Total Revenue amounts reported in Form SIPC-7 for year ended December 31, 2018 noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Berkower LLC

Berkower LLC

Iselin, New Jersey
February 22, 2019

yw
3/22/19